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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

HARBOR FLORIDA BANCSHARES, INC.

(Name of Issuer)

Common Stock, par value $.10 per share

(Title of Class of Securities)

411901101

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)

☐	Rule 13d-1(c)

☐	Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    411901101

1	Names of Reporting Persons. Harbor Federal Savings Bank Employee Stock Ownership Plan Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
		(a)	☐
		(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Bene-- ficially by Owned by Each Reporting Person With:	5.	Sole Voting Power	838,067

	6.	Shared Voting Power	997,658

	7.	Sole Dispositive Power	838,067

	8.	Shared Dispositive Power	997,658

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7.6% of outstanding shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	N/A

11.	Percent of Class Represented by Amount in Row (9)

12.	Type of Reporting Person EP

Page 2 of 2 pages

Item 1.

(a)	Name of Issuer Harbor Florida Bancshares, Inc.

(b)	Address of Issuer’s Principal Executive Offices 100 S. Second Street, Ft. Pierce, FL 34954

Item 2.

(a)	Name of Person Filing Harbor Federal Savings Bank Employee Stock Ownership Plan Trust,
First Bankers Trust Services, Inc., Trustee

(b)	Address of Principal Business Office or, if none, Residence 2321 Kochs Lane, Quincy, IL 62305

(c)	Citizenship New York

(d)	Title of Class of Securities Common Stock, par value $.10 per share

(e)	CUSIP Number 411901101

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☒	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-l(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

          Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 1,835,725

(b)	Percent of class: 7.6% of outstanding shares

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote 838,067

	(ii)	Shared power to vote or to direct the vote 997,658

	(iii)	Sole power to dispose or to direct the disposition of 838,067

	(iv)	Shared power to dispose or to direct the disposition of 997,658

Page 3 of 3 pages

Item 5.  Ownership of Five Percent or Less of a Class

          N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

          N/A

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent               Holding Company

          N/A

Item 8.  Identification and Classification of Members of the Group

          The reporting person is an employee benefit plan subject to the provisions of the Employee Retirement Income Securities Act of 1974.

Item 9.  Notice of Dissolution of Group

          N/A

Item 10.  Certification

(a)	The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[REST OF PAGE LEFT INTENTIONALLY BLANK]

Page 4 of 4 pages

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date 05-15-06	HARBOR FEDERAL SAVINGS BANK
EMPLOYEE STOCK OWNERSHIP PLAN TRUST

	By:	FIRST BANKERS TRUST SERVICES, INC., TRUSTEE

/s/ Kjersti Cory

Signature

Kjersti Cory

Name

Trust Officer

Title

Page 5 of 5 pages